Mail Stop 4561

December 13, 2007

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355

> **Re:** **USA Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2007**
> **File No. 333-147465**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 27, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 13, 2007**
> **File No. 001-33365**

Dear Mr. Jensen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2007

Item 9A. Controls and Procedures, Page 33

1. Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act. You have included only a portion of the definition of

disclosure controls and procedures with your effectiveness conclusion. Please confirm, if true, that, as of the end of the period covered by the report, your disclosure controls and procedures were effective to ensure that the information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please confirm that you intend to include this entire statement in the controls and procedures section of your subsequent periodic reports or any amendments to your previously filed periodic reports. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filings or in response to our comments on your filings.

    We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

    If you have any questions, please call LaTonya Reynolds at (202) 551-3535.
Should you require further assistance, you may contact me at (202) 551-3462. If,
thereafter you require additional assistance, you may contact the Assistant Director,
Barbara C. Jacobs, at (202) 551-3730.

                                                        Sincerely,

                                                        Mark P. Shuman
                                                        Branch Chief - Legal

cc: Via Facsimile: 215-665-8582
         Douglas M. Lurio, Esquire
         Lurio & Associates, P.C.